UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)1

AirTran Holdings, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001
(Title of class of securities)

00949P108
(CUSIP Number)

3/2/2009
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

(Continued on the following pages)

(Page 1 of 8 pages)

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

		SCHEDULE 13G	Page 2 of 8 Pages
CUSIP No.	00949P108

1	NAMES OF REPORTING PERSONS
PAR Investment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		12,723,841 COMMON STOCK, par value $.001

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,723,841 COMMON STOCK, par value $.001

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,723,841 COMMON STOCK, par value $.001

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.64% COMMON STOCK, par value $.001

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

		SCHEDULE 13G	Page 3 of 8 Pages
CUSIP No.	00949P108

1	NAMES OF REPORTING PERSONS
PAR Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		12,723,841 COMMON STOCK, par value $.001

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,723,841 COMMON STOCK, par value $.001

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,723,841 COMMON STOCK, par value $.001

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.64% COMMON STOCK, par value $.001

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

		SCHEDULE 13G	Page 4 of 8 Pages
CUSIP No.	00949P108

1	NAMES OF REPORTING PERSONS
PAR Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		12,723,841 COMMON STOCK, par value $.001

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,723,841 COMMON STOCK, par value $.001

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,723,841 COMMON STOCK, par value $.001

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.64% COMMON STOCK, par value $.001

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 5 of 8 Pages

STATEMENT ON SCHEDULE 13G

Item 1(a).	Name of Issuer:

AirTran Holdings, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

9955 AirTran Boulevard
Orlando, FL 32827

Item 2(a).	Names of Person Filing:

PAR Investment Partners, L.P
PAR Group, L.P.
PAR Capital Management, Inc.

Item 2(b).	Business Mailing Address for the Person Filing:

PAR Capital Management, Inc.
One International Place, Suite 2401
Boston, MA 02110

Item 2(c).	Citizenship:

State of Delaware

Item 2(d).	Title of Class of Securities:

COMMON STOCK, PAR VALUE $.001

Item 2(e).	CUSIP Number:

00949P108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

(a) Amount Beneficially Owned:
12,723,841 COMMON STOCK, PAR VALUE $.001

The 12,723,841 shares of common stock of AirTran Holdings, Inc. are comprised of: (i) 12,072,800 shares of common stock, and (ii) 651,041 shares issuable upon conversion of 5.5% Convertible Senior Notes due 2015 (the “Notes”). The Notes are convertible at any time at the option of PAR Investment Partners, L.P.

(b) Percent of Class:
10.64% COMMON STOCK

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:
12,723,841 COMMON STOCK, PAR VALUE $.001

(ii) shared power to vote or to direct the vote:

(iii) sole power to dispose or to direct the disposition of:
12,723,841 COMMON STOCK, PAR VALUE $.001

(iv) shared power to dispose or to direct the disposition of:

Page 6 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages

SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2009

PAR INVESTMENT PARTNERS, L.P.
By: PAR GROUP, L.P. its general partner By: PAR CAPITAL MANAGEMENT, INC. its general partner By: /s/ Gina DiMento Gina DiMento, Vice President

PAR GROUP, L.P.
By: PAR CAPITAL MANAGEMENT, INC. its general partner By: /s/ Gina DiMento Gina DiMento, Vice President

PAR CAPITAL MANAGEMENT, INC.

By: /s/ Gina DiMento Gina DiMento, Vice President

Page 8 of 8 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the COMMON STOCK, PAR VALUE $.001 of AirTran Holdings, Incorporated and further agree that this agreement be included as an exhibit to such filing.  Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.  Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 12th day of March, 2009.

PAR INVESTMENT PARTNERS, L.P.

By:     PAR GROUP, L.P.

its general partner

By:     PAR CAPITAL MANAGEMENT, INC.

its general partner

By:     /s/ Gina DiMento

Gina DiMento, Vice President

PAR GROUP, L.P.

By:     PAR CAPITAL MANAGEMENT, INC.

its general partner

By:     /s/ Gina DiMento

Gina DiMento, Vice President

PAR CAPITAL MANAGEMENT, INC.

By:     /s/ Gina DiMento

Gina DiMento, Vice President